

November 19, 2010

Dr. Friedhelm Blobel, Ph.D.
Chief Executive Officer
SciClone Pharmaceuticals, Inc.
950 Tower Lane, Suite 900
Foster City, CA 94404

> **Re: SciClone Pharmaceuticals, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 30, 2010**
> **File No. 000-19825**

Dear Dr. Blobel:

We have reviewed your response letter dated November 16, 2010 to our comment letter dated November 2, 2010 and have the following comments.

Please respond to this letter within ten business days by amending your filing pursuant to comment 1, comment 2, and comment 3 and providing the additional information requested by comment 4 below. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

Form 10-K for the year ended December 31, 2009

1. Please amend your 2009 Form 10-K to include the proposed disclosure provided in your letter dated October 15, 2010 in response to prior comment 1, prior comment 3, and prior comment 5 from our initial comment letter dated September 21, 2010.

Item 1. Business

2. We note your response to comment 1. Please amend your 2009 Form 10-K to include the proposed disclosure you have provided in response to this comment.

DEF14A

Annual Cash Incentives, page 36

3. We note your response to comment 2. We view the specific performance goals and
    underlying performance targets for your annual cash incentive plan as material
    information that should be included in your Compensation Discussion and Analysis
    disclosure to ensure investors' understanding of your executive compensation practices.
    Please amend your 2009 Form 10-K to include the proposed disclosure you have
    provided in response to this comment.

Long-Term Cash Incentives, page 37

4. We note your response to comment 3. Unless you can provide an unqualified
    confirmation that you will disclose all of the specific annual performance goals and the
    performance targets for these goals at the end of the performance period, please provide a
    detailed competitive harm analysis in support of your omission of any performance goals
    or targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Your analysis
    should identify the competitively harmful information and demonstrate how the
    information could be harmful to your company.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    You may contact Bryan Pitko, Staff Attorney at (202) 551-3203 with questions on any of
the comments. In this regard, do not hesitate to contact me at (202) 551-3715.

                                                Sincerely,

                                                Jeffrey Riedler
                                                Assistant Director

cc: Howard Clowes
        DLA Piper LLP (US)
        555 Mission Street, Suite 2400
        San Francisco, CA 94105